UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 AMENDMENT NO. 1
                                       TO
                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
                       Under Section 12(b) or 12(g) of the
                         Securities Exchange Act of 1934

                      Prima Eastwest Model Management, Inc.
                 (Name of Small Business Issuer in its Charter)

               California                                95-4254924
--------------------------------------------------------------------------------
(State of Incorporation or Organization)    (I.R.S. Employer Identification No.)

            8618 W 3rd Street                                   90048
         Los Angeles, California
--------------------------------------------------------------------------------
(Address of Principal Executive Offices)                      (Zip code)

                                 (310) 396-1691
                       -----------------------------------
                           (Issuer's Telephone Number)

                                  With Copy To:

                            Louis A. Bevilacqua, Esq.
                            Thelen Reid & Priest LLP
                          701 Pennsylvania Avenue, N.W.
                              Washington, DC 20004
                                 (202) 508-4281

           Securities to be registered under Section 12(b) of the Act:

      Title of Each Class                      Name of Each Exchange on Which
      to be so Registered                      Each Class is to be Registered
      -------------------                      ------------------------------
             None                                           None

           Securities to be registered under Section 12(g) of the Act:

                         Common Stock, $0.001 Par Value

                                TABLE OF CONTENTS

                                     PART I

ITEM 1.      DESCRIPTION OF BUSINESS

ITEM 2.      MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

ITEM 3.      DESCRIPTION OF PROPERTY

ITEM 4.      SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

ITEM 5.      DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

ITEM 6.      EXECUTIVE COMPENSATION

ITEM 7.      CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

ITEM 8.      DESCRIPTION OF SECURITIES

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

ITEM 2.      LEGAL PROCEEDINGS

ITEM 3.      CHANGES IN AND DISAGREEMENT WITH ACCOUNTANTS

ITEM 4.      RECENT SALES OF UNREGISTERED SECURITIES

ITEM 5.      INDEMNIFICATION OF DIRECTORS AND OFFICERS

                                    PART F/S

ITEM 1.      FINANCIAL STATEMENTS AND EXHIBITS

                                    PART III

ITEM 1.      INDEX TO EXHIBITS

                           FORWARD LOOKING STATEMENTS


This registration statement contains statements that constitute "forward-looking statements." These forward-looking statements can be identified by the use of predictive, future-tense or forward-looking terminology like "believes," "anticipates," "expects," "estimates," "may," or similar terms. These statements appear in a number of places in this registration statement and include statements regarding our intent, belief or current expectations and those of our directors or officers with respect to, among other things:(i) trends affecting our financial condition or results of operations, (ii) our business and growth strategies, and (iii) our financing plans. You are cautioned that forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. Factors that could adversely affect actual results and performance include, among others, our need for additional capital, our history of losses, the fact that our sole officer and director exerts significant control over us, the intense competition we face in our business, the fact that our stock is a "penny stock" and the other material risks described under "ITEM
2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION - Risk Factors". The accompanying information contained in this registration statement, including, without limitation, the information set forth under the heading "Risk Factors" and in "ITEM 1. DESCRIPTION OF BUSINESS" identifies important additional factors that could materially adversely affect actual results and performance. You are urged to carefully consider these factors. All forward-looking statements attributable to us are expressly qualified in their entirety by the foregoing cautionary statement.


                                     PART I

ITEM 1.      DESCRIPTION OF BUSINESS.

Background


Our corporate name is Prima EastWest Model Management, Inc. (Prima). We were incorporated under the laws of the State of California on March 22, 1989. On February 26, 1996, Prima merged with PEMM Acquisition Corporation, a California corporation, which was a wholly-owned subsidiary of J.R. Consulting, Inc., a Nevada corporation ("J.R."). At the time of the merger, J.R. was a holding company which held investments in the electrical accessories industry. As a consequence of such merger, Prima became a wholly-owned subsidiary of J.R. In January 1998, J.R. formed another modeling agency in New York, Q Management, Inc. In April 1998, J.R. formed Diva Entertainment, Inc., a Florida corporation ("Diva Florida") as a wholly-owned subsidiary and transferred all of its interest in Prima and Q Management to Diva Florida. The sole business of Diva Florida was the operation of modeling agencies. In April 1999, Quasar Projects Company, a Delaware corporation ("Quasar") merged into Diva Florida, with Quasar being the surviving company and Diva Florida became a wholly-owned subsidiary of Quasar. Quasar was later renamed Diva Entertainment, Inc., a Delaware corporation ("Diva Delaware"). The sole business of Diva Delaware was the operation of modeling agencies. On May 27, 2004, the board of directors of Diva Florida declared a dividend to its sole stockholder, Diva Delaware, of all of the issued and outstanding shares of Prima that were then held by Diva Florida. Thereafter, on the same date, Diva Delaware declared a dividend of ninety percent of the Prima stock held by it to the common stockholders of Diva Delaware on a pro rata basis and also declared a dividend of the remaining ten percent of the Prima stock held by it to the preferred stockholders of Diva Delaware on a pro rata basis. All of the issued and outstanding stock of Prima is currently held by such shareholders.

In connection with the April 1999 merger of Diva Florida into Quasar (later renamed Diva Delaware), Diva Delaware issued 4,225,000 of its shares to J.R., which later changed its name to Providential Holdings, Inc. On June 30, 2000, Providential sold all of its holdings in Diva Delaware to Havilland Limited, a company controlled by Peter Zachariou. Havilland later transferred these shares to Fountainhead Investments, Inc., a company also controlled by Peter Zachariou.

We have elected to file this Form 10-SB registration statement on a voluntary basis in order to register our common stock under Section 12(g) of the Securities Exchange Act of 1934. We made the filing because we are interested in seeking publication of quotations for our common stock on the OTC Bulletin Board and being a reporting company under the Securities Exchange Act of 1934 as a prerequisite to such publication.


General


We are in the business of representing talent including professional fashion models, commercial actors and theatrical actors. While we have operated as a Los Angeles based talent agency since 1989, we are affiliated with Q Management, Inc. ("Q"), a larger agency located in New York, NY. Our principal shareholder is also the principal shareholder of Q. While we are independent companies, we operate under the name "Q Management" and effectively serve as the west coast office of Q.

Certain of our back-office functions are also performed by Q and the companies are jointly advertised to the public and share a website at www.qmodels.com. On June 2, 2005, we entered into a Mangement Services Agreement with Q Management. Pursuant to the Management Services Agreement, we engaged Q Management to provide us with management services, including (a) senior management oversight services, (b) financial and accounting services, (c) use of the Q Management name, (d) use of the Q Management website, (e) sales support and talent booking personnel, (f) use of computers and software, and (g) provision of other general administrative, operational and managerial services. As compensation for the services provided to us by Q Management, we pay Q Management $2,000 per month. The mangement services agreement has a twelve month term, but automatically renews for successive one-year period unless either party gives ninety day's prior written termination notice to the other party.


The talent management business, including model management, is based upon obtaining talent and matching talent to clientele. Traditional modeling clientele include print and television advertising, and runway. Both male and female fashion models have a limited career span. Most professional models are aged between 18 and 25 years, although there is a limited market for child and mature models. As a result, the talent management business is characterized by continuous talent turnover, the need to discover new talent and the need to anticipate and adapt to changing consumer tastes.


Talent management fees are based on a percentage of the model's fee, plus additional fees paid by the clientele. Our over 260 active clients include magazine publishing houses, designers, national retailers and catalogs including Elle Magazine, Talbot's, Nordstroms, Banana Republic and Macy's. Generally, we do not have ongoing direct contracts with any of our clients. These clients are the clients Prima has done business with during the time it has been in business. Q Management has a similar client base, many of which are duplicative of Prima's clients. None of the clients are served on an exclusive basis and all clients do business with most of the agencies in the talent management business.


Services


We are engaged in the business of representing talent (models, actors and the like) in connection with booking and placement of such talent with clients who require their services in all forms of print and visual media. We are also engaged in the development of new talent and the enhancement of current talent.

While we provide our services to a national market, the principal focus is Southern California, which is one of the principal centers for talent bookings in the United States. In addition to representing our talent, we often will represent talent from other agencies which do not have a presence in the Los Angeles market.

Our services are divided into two business areas, which are designated "Print" and "Commercial."

The Print area operates in the competitive modeling agency field and is subdivided into male and female subdivisions and is focused on placement of talent in the print media.

The Commercial area provides placement services for appropriately licensed talent (e.g. Screen Actors Guild) in commercials produced by clients. We are licensed by the Screen Actors Guild.

Our Print and Commercial business areas are not separate divisions or segments. The only factor differentiating Print and Commercial bookings is the manner of calculating agency commissions. Print and Commercial bookings are handled by the same staff and share all costs and expenses, which are not separately reflected in our books and records.


Markets


The traditional markets for Prima are in the field of print. This includes not only magazines; but also advertising agencies, catalogues; and movie production companies.


Marketing Strategy


Prima does not generally engage in any direct advertising of its services. Instead, we obtain clients through word of mouth referrals. Prima's models have been widely seen on magazine covers. This creates a flow of new clients and new models.


Competition

Prima's Print division competes with the major world-wide model agencies, several of which are headquartered in New York. Prima also competes with many smaller regional firms.


The modeling business is highly competitive, globalized and fragmented, and is also subject to changing demands and preferences. There is often little loyalty between models and agencies, and reputation and local connections are some of the key factors that distinguish agencies. We have not entered into any agreements or other arrangements with the talent that we represent that have the effect of protecting our relationship with such talent. We do enter into standard agreements with our talent that cover the commissions payable to us and other general matters, but these agreements do not prohibit (or have the effect of deterring in any way) the talent from working with other agencies.

Our most significant competitors include Wilhelmina, Ford, Elite, LA Models, M Management, Warning, Champagne Trott and Blu.


We are a relatively small player in the direct placement of modeling talent. Most of our competitors have significantly more resources than us and are better connected than us within the industry.

Customer and Talent Base


Prima has been in business for over fifteen years. Over that period, it has maintained a wide base of both clients and models. The client base is very diverse from department stores to record companies and movie production firms and is not linked solely to the geographic Los Angeles market. We have approximately 260 active clients that we work with on a regular basis. None of our customers, individually, accounts for ten percent or more of our revenues.

Any modeling agency must expand by increasing the talent that it has as part of its portfolio. Prima has had and continues to have a foundation of existing talent, both male and female. We currently have approximately 266 talents that we work with on an ongoing basis. The talent base is very diverse including models with different ethnic backgrounds and looks. Furthermore, Prima operates a year-round scouting program with individual scouts traveling around the United States, Europe (both central and eastern) and South America in search of new talent. All talent scouts are independent contractors, and fees are paid at negotiated rates on a case-by-case basis. We do not direct them relative to their methods of identifying new talent and we are not privy to how and where the independent scouts identify new talent. Since the scouts are independent, they are not restricted in any manner as to the agencies they can present new talent to and such talent are generally presented to multiple agencies.

A significant part of our activity comprises talent development. When we identify newer, less developed talent, we will advise the talent with respect to the "look" required to achieve success in the industry--i.e. hair, eyes, teeth, skin, weight and fitness. In this regard, we may arrange and often advance funds for professional consultations and treatment. We also prepare a talent's collateral material, including arranging and providing advisory services with respect to photography, brochures and other information regarding the talent, which we will then produce. The collateral material consists of a hand picked collection of photographs of the models. We arrange interviews, casting calls, internet exposure and consult with the talent to provide them with the skills necessary to achieve success in the industry. While we may recoup these expenses where the talent we develop ultimately achieves a level of relative success, we may be unable to recoup this investment where the talent does not achieve a certain level of client bookings.

Historically, from time to time, we have also had arrangements with other agencies not in the Los Angeles market wherein we represent their talent in the Los Angeles market and pay them a percentage of the talent's earnings (generally 5-10%) for work which we book. Conversely, we have occasionally contracted with out of town agencies for bookings for our Los Angeles-based talent. We are paid a percentage of the revenues generated by such talent when they are booked by those agencies. At this time, the portion of our revenues attributable to such activities is less than 1% of our total revenues. Occasionally, we will book talent from Q Management for Los Angeles engagements and Q Management will book our talent for New York engagements. In these circumstances, there is an understanding between us and Q Management that the booking agency will retain all fees and there will be no revenue-sharing. Prima's wide base in both clients and talent supports its ability to meet the demands of the industry. We are hopeful that this base will also enable us to expand our operations in the future.


Regulation

Prima holds a Talent License issued by the State of California. This license enables it to operate as a talent agency for all purposes other than film and similar enterprises. Prima also has a Screen Actors Guild license in respect of those of its talent who may be used in the film or affiliated industries. We maintain a $10,000 bond on account of our Screen Actors Guild license and the cost of compliance with all administrative regulation is approximately $1,500.00 per year.

We do not spend any significant sums to comply with environmental laws and related regulations.

Employees


As of March 31, 2005, we had four employees, three of which are full-time employees. None of the employees are subject to any collective bargaining agreement. Prima considers its relationships with its employees to be good.


ITEM 2.      MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

Overview


We are in the business of representing talent, including professional fashion models, commercial actors and theatrical actors. We have operated as a Los Angeles based talent agency since 1989. Since 1998, we have been affiliated with Q Management, Inc., a New York-based agency which operated a business similar to ours, albeit on a larger scale. More information on Q Management and Prima can be found on Q Management's website, www.qmodels.com. We do not have operations in any other location.

Our principal business is to represent and market talent and to book engagements for such talent with client companies which require their services. While the market for talent is very large, the business of talent agencies is highly competitive and tends to be dominated by certain very large national agencies. Our business is also driven by the overall demand in the marketplace for talent, which tends to fluctuate based on the economy and overall world events and affairs. While there exist opportunities to expand the business by increasing our base of talent, such increases are constrained by our lack of capital. Our business attracts new talent largely by word of mouth and reputation and we do not have the resources to advertise or engage in significant marketing activities.


Our industry has established certain standards, which all agencies generally follow. Our principal business is booking the talent we represent for jobs with client companies. Talent is either booked directly with a client or we book talent through another agency. For work booked directly with the client we generally earn a commission of approximately 33-40% based on the total compensation paid to the talent. Under this structure, we retain approximately 20% of the total gross amount paid to the talent and receive payment in an amount equal to approximately 20% of such gross amount directly paid by the client. We only book as revenues the net amount which we receive on account of our fees.


For print media jobs, the client is charged an agency fee which is 20% of the talent's fee for the job and the agency also withholds 20% of the talent's fee for the job. For example, if the talent's fee is $100.00, the client is billed $120.00, which includes the portion of the agency fee paid by the client ($20.00). The agency then withholds an additional $20.00 agency fee from the talent's fee. Thus, for a $100.00 job, the client pays $120.00, $40.00 of which is retained by us and the remaining $80.00 paid to the talent. For commercial jobs governed by the Screen Actors' Guild we withhold only a 10% fee from the talent's fee and no fee is paid by the client. Thus, we generally earn a fee equal to 33.3% of the client's billing on a print media job and 10% of the client's billing on a job governed by our contract with the Screen Actors' Guild.

Our talent can also be booked through another agency. When our talent is booked through other agencies, the two agencies enter into a commission-sharing agreement where we generally receive approximately 5-10% of the gross amount paid to the talent. Where the talent booking is covered by the Screen Actors' Guild, we generally receive a fee of approximately 10% of the gross amount paid to the talent.

Going Concern Qualification

Our auditors have prepared their report on the auditied financial statements contained in this Registration on a going concern basis which contemplates the realization of assets and liquidation of liabilities in the ordinary course of business; however, currently such realization of assets and liquidation of liabilities are subject to significant uncertainties.

As shown in the accompanying audited financial statements, as of June 30, 2004 our current liabilities exceeded our current assets by $505,313 and our total liabilities exceeded our total assets by $898,892. These factors, among others, indicate that we may be unable to continue existence. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the we be unable to continue in existence.

The appropriateness of Prima to continue using the aforementioned basis of accounting is dependent upon, among other things, the ability to: (1) obtain profitability and positive cash flow from ongoing operations, and (2) maintain and increase existing credit facilities or raise additional capital.

Impact of Certain Trends and Events

Bookings and revenues per booking vary from period to period based on a number of factors including seasonality of client advertising expenditures, general economic conditions and the demand in the industry for Prima's then current portfolio of talent and other timing-related issues. For the nine month period ended March 31, 2005, we had approximately 327 talent bookings for print media at an average net revenue per booking of approximately $650.00, compared to approximately 277 bookings for print media and approximately $749.00 average net revenue per booking for the comparable nine month period ended March 31, 2004. While we seek to increase our bookings by attempting to attract new talent, to a large degree, the levels of bookings in any specific period and the revenue per booking is determined by factors which are not within our control. A decline in bookings and/or revenue per booking will have a negative impact on our revenues and, to the extent operating expenses cannot be concurrently reduced, profitability will be also negatively impacted.

The significant components of selling, general and administrative expenses are as follows: Selling Expenses are entirely comprised of the salaries and employment-related expenses of our booking agents. Administrative Expenses primarily comprise the salaries and employment-related expenses of administrative personnel and out-of-pocket expenses such as travel and entertainment costs. General Expenses comprise all other operational costs of the business, principal components of which are accounting services, software costs, equipment cost, insurance, accommodations for talent, stationery, rent, utilities and repairs and maintenance. These expenses will generally not experience significant variance based on volumes of business.

Decreased occupancy costs due to the relocation of our principal offices had a significant impact on General Expenses for the nine months ended March 31, 2005 compared to the nine month's ended March 31, 2004 and the twelve months ended June 30, 2004 compared to the twelve months ended June 30, 2003. Similarly, reductions in staffing had a significant impact on Selling and Administrative Expenses for the twelve months ended June 30, 2004 compared to the twelve months ended June 30, 2003. We do not believe that the decreased occupancy cost has any impact on our operations other than the reduction in General Expenses. While we strive to maintain sales staff at levels appropriate for our portfolio of talent, reductions in sales staff which have already taken place and any further reductions in sales staff could adversely affect our ability to attract new talent and bookings of existing talent to an extent which cannot with any precision be calculated.


Results of Operations

Liquidity and Capital Resources


As of March 31, 2005, we had $0 in cash and cash equivalents and a working capital deficit of $477,704. We used $17,691 in operating activities for the nine month period ended March 31, 2005. For the year ended June 30, 2004, our operations provided $79,522 in cash compared to the year ended June 30, 2003, where our operations used $76,535 in cash. We generated more cash flow from operations in 2004 as compared to 2003 due to the return to profitability in 2004, collection of additional receivables and an increase in accounts payable from the prior period. We received $254,302 in revenue during the nine months ended March 31, 2005. Our current monthly operating costs are approximately $25,000.


Historically, we have depended on loans from our principal shareholders and their affiliated companies (such as Q Management, Inc.) to provide us with working capital as required. While we do not maintain any available lines of credit or other commitments of any kind from any financial institutions or third parties, Q Management, Inc. does maintain a working capital facility and from time to time utilizes that facility for our operations. Neither Q Management nor our stockholders are obligated to make any loans or advances to us and there can be no assurance that Q Management or our stockholders will continue making loans or advances to us in the future.


As of March 31, 2005, we owed approximately $403,620 in the aggregate to our stockholders, comprising $100.086 payable to Peter Zachariou and $303,534 payable to Fountainhead Investments, Inc., a company controlled by Peter Zachariou. At said date, we also owed $359,756 to Q Management, Inc., which is also controlled by Peter Zachariou. The stockholder loans are evidenced by a series of promissory notes which are secured by all of the assets of Prima and have been booked as long-term liabilities. The notes were originally due July 3, 2004, but the stockholders agreed to extend the maturity date of the loans until July 31, 2006. The advances from Q Management are open-book inter-company loans which have been booked as current liabilities which are payable on demand.

To fully implement our business and strategic plans, we will require the availability of additional working capital, which we may seek to raise through offerings of securities, loans from banks or other financial institutions or through additional loans from our stockholders and Q Management or other sources. We have no funding commitments from any third parties. Additional financing may not be available when needed or on the terms acceptable to us. Unavailability of financing may require us to delay, scale back or eliminate certain plans. We have no specific plans to raise capital through offerings of our securities, nor do we have a timeline for doing so.

We intend to fund our capital requirements for the next 12 months from our operations. Should additional funding be required, we would seek further loan advances from our principal shareholder and its affiliates, although there is no commitment or other understanding between us and such shareholder with respect to any further loans or investments. We expect to fund the costs of filing this registration statement from loans through our principal officer and stockholder. Such officer and stockholder is not obligated to make such loans, and we have no agreements with such person with respect to any such loans.

Nine Months Ended March 31, 2005 Compared to March 31, 2004

The following table summarizes the results of our operations during the nine-month periods ended March 31, 2005 and 2004 and provides information regarding the dollar and percentage increase or (decrease) from the current four month period to the prior nine month period:

---------------------------------------------------------------------------------------------------------------------
                                                                                                      Percentage
                                          03/31/05            03/31/04                                 Increase
             Line Item                  (unaudited)         (unaudited)      Increase (Decrease)      (Decrease)
---------------------------------------------------------------------------------------------------------------------
Revenues                                   $254,302            $248,785               $5,517                 22%
---------------------------------------------------------------------------------------------------------------------
Net income (loss)                            27,129              10,579               16,550                156%
---------------------------------------------------------------------------------------------------------------------
Operating Expenses                          227,173             238,206              (11,033)              (4.6%)
---------------------------------------------------------------------------------------------------------------------
Earnings (loss) per share of
common stock                                   0.20                0.08                 0.12                150%
---------------------------------------------------------------------------------------------------------------------

We only record the revenues we actually receive on account of our fees generated on account of client sales, not the gross sales generated by our talent bookings. On this basis, revenues were $254,302 for the nine months ended March 31, 2005 as compared with $248,785 for the same period in 2004. The increase in revenues of $5,517 or 22% resulted mainly from increased bookings of talent with client accounts over the period and an overall general improvement in the economy.

Comparisons between Selling, Administrative and General Expenses for the nine months ended March 31, 2005 compared to the nine months ended March 31, 2004 are as follows:

                             9 Mos. Ended 3/31/2005     9 mos. Ended 3/31/2004

Selling Expenses                     $112,455                   $105,980

Administrative Expenses              $ 52,557                   $ 39,551

General Expenses                     $ 58,384                   $ 90,017

Total S, G & A                       $223,396                   $235,548

During the fiscal year ended June 30, 2004, we moved our offices to a smaller location which resulted in reduced rent expense of $35,000 on an annualized basis compared to the fiscal year ended June 30, 2003. Rent expense charged to operations for the fiscal year ended June 30, 2004 were $42,754 compared to $84,397 in the fiscal year ended June 30, 2003, a reduction of $41,643. We also reduced our staff by one person and began utilizing Q Model Management, Inc. to handle a variety of back office functions (the terms of such use now being the subject of the Management Services Agreement with Q Management). The reduction in staff and the utilization of Q Management to handle back office and other functions resulted in cost savings of approximately $14,000 on an annualized basis compared to the fiscal year ended June 30, 2003.

We had a net profit of $22,129 for the nine months ended March 31, 2005 as compared with a net profit of $10,579 for the nine months ended March 31, 2004. This increase of $16,550 was mainly due to our increased revenues which did not require a commensurate increase in our fixed and incremental costs. The percentage of our expenses that consists of fixed costs for the first three quarters of our fiscal year is 4.17%.

Operating expenses amounted to $227,173 for the nine months ended March 31, 2005 and $238,206 for the same period in 2004. This decrease of $11,032 or 4.6% was largely due to decreased occupancy costs.


Fiscal Year Ended June 30, 2004 Compared to June 30, 2003

The following table summarizes the results of our operations during the fiscal year ended June 30, 2004 and 2003 and provides information regarding the dollar and percentage increase or (decrease) from the 2004 fiscal year to the 2003 fiscal year.


--------------------------------------------------------------------------------------------------------------------
                                                                                                      Percentage
                                          6/30/04             6/30/03                                  Increase
             Line Item                   (audited)           (audited)       Increase (Decrease)      (Decrease)
--------------------------------------------------------------------------------------------------------------------
Revenues                                   $339,211            $476,228           $(137,017)             (28.7)%
--------------------------------------------------------------------------------------------------------------------
Net income                                   30,799             (20,864)             51,663             247.62%
--------------------------------------------------------------------------------------------------------------------
Operating Expenses                          308,412             497,092            (188,680)             (37.9)%
--------------------------------------------------------------------------------------------------------------------
Earnings (Loss) per common share               0.22               (0.15)               0.38             253.33%
--------------------------------------------------------------------------------------------------------------------

Revenues were $339,211 and $476,228 for the years ended June 30, 2004 and 2003, respectively. Revenues for the fiscal year ended June 30, 2003 included a non-recurring item in the amount of approximately $170,000 relating to the adjustment of certain liabilities of Prima. This decrease in revenues in the amount of $137,017 or 28.7% is mainly attributable to the recording of the non-recurring item in fiscal year 2003.


We had net income of $30,799 and a loss of $20,864 for the years ended June 30, 2004 and 2003, respectively. The increase in net income of $51,663 for the fiscal year ended June 30, 2003 to the fiscal year ended June 30, 2004 is mainly attributable to a significant reduction in operating expenses attributable to our fixed overhead and staffing expenses.

Comparisons between Selling, Administrative and General Expenses for the twelve months ended June 30, 2004 compared to the twelve months ended June 30, 2003 are as follows:

                              12 Mos. Ended 3/30/2004    9 mos. Ended 6/30/2003

Selling Expenses                      $251,164                   $149,018

Administrative Expenses               $ 60,736                   $ 46,748

General Expenses                      $151,133                   $108,809

Total S, G & A                        $464,033                   $304,575

The revenues and accounts receivable of Prima can vary significantly from month to month because revenues are a function of when talent bookings occur. For example, accounts receivable increased 67% to 149,106 in fiscal year 2004 as compared to $89,267 in fiscal year 2003. The fact that accounts receivable increased by 67% from June 30, 2004 compared to June 30, 2003 is not necessarily indicative of a more profitable year. In fact, revenues decreased overall in fiscal year 2004 compared to 2003. We had greater accounts receivable as of June 30, 2004 compared to June 30, 2003 because we ended up having more bookings at the end of the period ended June 30, 2004. The increase, therefore, is attributable to the timing of bookings.


Operating expenses for the years ended June 30, 2004 and 2003 were $308,412 and $497,092, respectively. This represents a $188,680 or 37.9% decrease in operating expenses from fiscal year 2003 to fiscal year 2004. This increase is mostly attributable to a relocation of our offices to less costly space and a reduction in staff.

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital expenditures or capital resources that is material to an investor in our securities.

Seasonality

Our business, revenues and operating results are somewhat affected by seasonality, which relates in large part to the various fashion seasons. In addition, during the midsummer period (July 20 through August 31), we experience a decline in revenues due to the vacation season. Many of the personnel at our clients take vacation at this time and our operations are slower during this period and, accordingly, we generate less revenues.

Inflation

Our business, revenues and operating results are not affected in any material way by inflation.

Critical Accounting Policies


The Securities and Exchange Commission issued Financial Reporting Release No. 60, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies" suggesting that companies provide additional disclosure and commentary on their most critical accounting policies. In Financial Reporting Release No. 60, the Securities and Exchange Commission has defined the most critical accounting policies as the ones that are most important to the portrayal of a company's financial condition and operating results, and require management to make its most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. The nature of our business generally does not call for the preparation or use of estimates. Revenue is recognized at the time that the client is invoiced for the services rendered. There are no warranties, client acceptance policies, contract terms other than the invoice terms, and no post delivery obligations. Revenue is recorded based upon the percentage of the gross billings earned by us for its services based on invoices and not based on the gross amount of the invoice. It is only this percentage which actually represents the revenue to the Prima.

Risk Factors

There are several material risks associated with Prima. You should carefully consider the risks and uncertainties described below, which constitute all of the material risks relating to Prima. If any of the following risks are realized, our business, operating results and financial condition could be harmed and the value of our stock could go down. This means you could lose all or a part of your investment.

FINANCIAL RISKS

We have only limited capital and we will not receive any proceeds as a result of filing this registration statement. Furthermore, we will bear all the costs of this registration statement and therefore our working capital position will be further impaired.

This registration statement does not relate to any offering of our securities and we are not currently undertaking any offering of our securities. Therefore, we are not receiving any funds as a result of filing this registration statement. However, we will bear the costs of preparing the registration statement. Accordingly, our financial condition and our working capital will be impaired as a result of this undertaking.

We don't have any cash and if we are unable to raise more money we will be required to delay, scale back or eliminate our aspects of our business plan.


As of March 31, 2005, we had no cash available to fund our operations. The amounts and timing of our expenditures will depend primarily on our ability to raise additional capital. We may seek to satisfy our future funding requirements through new offerings of securities or from other sources, including loans from our controlling stockholders and their affiliates. Additional financing may not be available when needed or on terms acceptable to us. We have no current commitment for additional financing. Unavailability of financing may require us to delay, scale back or eliminate some or all of our business plan. To the extent we raise additional capital by issuing equity securities, your ownership interest would be diluted.


We have a history of losses or minimal profitability.

We have incurred substantial accumulated deficits during the time we have operated the business ($4,005,056 as of June 30, 2004) and achieved net income of only $30,799 in the years ended June 30, 2004. There can be no assurance that we will be profitable in the future.

CONCENTRATED CONTROL RISKS


Fountainhead Investments, Inc., which is controlled by Mr. Zachariou, currently owns 75.16% of the outstanding common stock and Peter Zachariou is our only officer and director. He therefore has the power to make all major decisions regarding our affairs, including decisions regarding whether or not to issue stock and for what consideration, whether or not to sell all or substantially all of our assets and for what consideration and whether or not to authorize more stock for issuance or otherwise amend our charter or bylaws. He is in a position to elect all of our directors and to dictate all of our policies.


We do not currently have an employment agreement with Mr. Zachariou or key man insurance on the life of Mr. Zachariou. Our future success will depend in significant part on our ability to retain and hire key management personnel. Competition for such personnel is intense and there can be no assurance that we will be successful in attracting and retaining such personnel.

RISKS RELATING TO OUR BUSINESS

We face intense competition and may not be able to compete successfully.

Competition is intense in our business. Many of our competitors and potential competitors have substantially greater financial and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships than we do. We cannot assure you that we will be able to compete successfully against current or future competitors or that the competitive pressures we will face will not harm our business. See "Business--Competition."


Our auditor has expressed substantial doubt about the continuing operation of our business.

The audit report of our independent auditor for the fiscal year ended June 30, 2004 indicates that we have suffered recurring losses from operations and that we have a net capital deficiency that raises substantial doubt about our ability to continue as a going concern. As shown in the accompanying financial statements, as of June 30, 2004 the Company's current liabilities exceeded its current assets by $505,313 and its total liabilities exceeded its total assets by $898,892. These factors, among others, indicate that the Company may be unable to continue existence. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence. The Company's ability to exist will depend on obtaining profitability and positive cash flow from ongoing operations, and maintaining and increasing existing credit facilities or raising additional capital.


MARKET RISKS

There is currently no market in our stock, and as a thinly-capitalized company, there is no guarantee that there will ever be any efficient market in our stock.

If a market in our stock is ever developed, our stock price may become highly volatile and the stock may be considered a penny stock. The likely market for our stock would be the Over-the-Counter Bulletin Board (the "OTC Bulletin Board") or the "pink sheets." Many of the securities traded in these marketplaces are subject to significant volatility.

ITEM 3.      DESCRIPTION OF PROPERTY.


We lease approximately 1,000 square feet of office and administrative space from a third party pursuant to a one-year lease, the initial term of which expires on December 31, 2004. The lease also contains two one-year extensions at the option of Prima, which Prima intends to exercise. We use this space as our principal offices. This space consists of offices and workspace for administrative personnel. We believe that this property is suitable for the purposes for which we use it. This property is located at 8618 West Third Street in Los Angeles, California.

ITEM 4.      SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.


The following table sets forth, as of June 2, 2005, each person known by us to be the beneficial owner of five percent or more of our common stock, all directors individually and all directors and officers as a group. Each person named below has sole voting and investment power with respect to the shares shown unless otherwise indicated.


Name and Address of                       Amount of Beneficial       Percentage
Beneficial Owner                               Ownership              of Class

Fountainhead Investments, Inc.                103,218 (1)              75.16%
c/o Q Management Inc.
180 Varick Street
13th Floor
New York, NY 10014

Peter Zachariou                               103,218 (1)              75.16%
c/o Q Management Inc.
180 Varick Street
13th Floor
New York, NY  10014

All executive officers and directors          103,218 (1)              75.16%
as a group (1 person named above)

---------------------
      (1) Fountainhead Investments, Inc., which is controlled by Peter Zachariou, our sole director, Chief Executive Officer, Treasurer and Secretary, owns 103,218 shares of our outstanding common stock constituting 75.16% of our outstanding common stock. Mr. Zachariou is the sole owner of Fountainhead Investments, Inc.

ITEM 5.      DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Set forth below is the name of our sole director and executive officer, his age, all positions and offices that he held with us, the period during which he has served as such, and his business experience during at least the last five years.

Name               Age  Positions Held                 Experience

Peter Zachariou    43   Chairman, CEO,      Mr. Zachariou has been the CEO,
                        Treasurer and       Chairman, Treasurer and Secretary of
                        Secretary since     Prima and the sole member of the
                        1996.               Company's board of directors since
                                            April 1999.

                                            He was also President and Chairman
                                            of the Board of Diva Entertainment,
                                            Inc. from April 1999 through June
                                            2004.


                                            From June 1998 through April 2002,
                                            Mr. Zachariou was President and a
                                            Director of ASD Group, Inc., a
                                            public company which filed for
                                            protection from its creditors under
                                            Chapter 11 of the United States
                                            Bankruptcy Code in the United States
                                            Bankruptcy Court. ASD was engaged in
                                            the business of contract
                                            manufacturing of components for
                                            third party manufacturers, primarily
                                            in the computer industry. On June 5,
                                            2001, ASD Group, Inc. filed Chapter
                                            11 Bankruptcy in the United States
                                            Bankruptcy Court, Southern District
                                            of New York (Case # 01-36475-cgm).
                                            Pursuant to an order of the
                                            Bankruptcy Court dated September 28,
                                            2001, ASD sold all of its assets to
                                            a third party, Technology Outsource
                                            Solutions, LLC and ceased
                                            operations. On April 29, 2003, the
                                            case was converted from Chapter 11
                                            to Chapter 7.


                                            From October 2001 through April
                                            2003, Mr. Zachariou was also a
                                            manager and member of Technology
                                            Outsource Solutions LLC, a New York
                                            limited liability company which
                                            purchased the assets of ASD and
                                            provided contract manufacturing and
                                            engineering services to original
                                            equipment manufacturers.


                                            From June 1995 through June 2000,
                                            Mr. Zachariou held various positions
                                            with J R Consulting, Inc., a public
                                            company now known as Providential
                                            Holdings, Inc. JR Consulting was a
                                            holding company whose principal
                                            holdings comprised two companies
                                            engaged in the talent management
                                            industry--Q Model Management, Inc.
                                            and Prima. In June 2000, JR
                                            Consulting sold its holdings in the
                                            talent management industry to Diva
                                            Delaware and changed its name to
                                            Providential Holdings, Inc. Mr.
                                            Zachariou's active involvement with
                                            JR Consulting (later known as
                                            Providential Holdings, Inc.)
                                            terminated concurrent with that
                                            transaction.

                                            Mr. Zachariou is the sole director,
                                            officer and shareholder of
                                            Fountainhead Investments, Inc., a
                                            Delaware corporation and he has been
                                            since the inception of Fountainhead
                                            on March 5, 2002. The principal
                                            business of Fountainhead is to hold
                                            certain of Mr. Zachariou's
                                            investment interests. Fountainhead
                                            owns all of the issued and
                                            outstanding stock of Diva
                                            Entertainment, Inc., a Florida
                                            corporation, which in turn holds all
                                            of the issued and outstanding stock
                                            of Q Management, Inc., a New York
                                            corporation.

                                            Mr. Zachariou is also the sole
                                            officer and director of Q
                                            Management, Inc. and has held those
                                            positions since December 1998.

                                            For at least the preceding five
                                            years, Mr. Zachariou also has been a
                                            private investor and entrepreneur.

Mr. Zachariou devotes approximately 10% of his business time to the affairs of Prima. The time Mr. Zachariou spends on the business affairs of the Company varies from week to week and is based upon the needs and requirements of the Company. We estimate that Mr. Zachariou spends approximately 4-5 hours per week on average on the affairs of Prima. The day-to-day management of the Company is the responsibility of the employees of the Company with the support of Q Management, Inc. which provides various functions which are within the scope of the Management Services Agreement discussed above.


There are no agreements or understandings for Mr. Zachariou to resign at the request of another person and Mr. Zachariou is not acting on behalf of nor will he act at the direction of any other person.

Audit Committee and Audit Committee Financial Expert

We do not currently have an audit committee financial expert, nor do we have an audit committee. Our entire board of directors, which currently consists of Mr. Zachariou, handles the functions that would otherwise be handled by an audit committee. We do not currently have the capital resources to pay director fees to a qualified independent expert who would be willing to serve on our board and who would be willing to act as an audit committee financial expert. As our business expands and as we appoint others to our board of directors we expect that we will seek a qualified independent expert to become a member of our board of directors. Before retaining any such expert our board would make a determination as to whether such person is independent.

Code of Ethics

On July 19, 2004, our board of directors adopted a code of ethics that our principal financial officer, principal accounting officer or controller and any person who may perform similar functions is subject to. Currently Mr. Zachariou is our only officer and our sole director, therefore, he is the only person subject to the Code of Ethics. If we retain additional officers in the future to act as our principal financial officer, principal accounting officer, controller or persons serving similar functions, they would become subject to the Code of Ethics. The Code of Ethics does not indicate the consequences of a breach of the code. If there is a breach, the board of directors would review the facts and circumstances surrounding the breach and take action that it deems appropriate, which action may include dismissal of the employee who breached the code. Currently, since Mr. Zachariou serves as the sole director and sole officer, he is responsible for reviewing his own conduct under the Code of Ethics and determining what action to take in the event of his own breach of the Code of Ethics. A copy of the code of ethics appears as Exhibit 14 to this registration statement.

Key Employees

We consider Jeff Kolsrud, whose services are provided to Prima pursuant to the Management Services Agreement, to be a key employee of Prima. Mr. Kolsrud has been Vice President of Q Management for the past eight years and is intimately knowledgeable regarding our operations. Mr. Kolsrud shares his business time between Prima and Q Management. He spends approximately 20 percent (about 10 hours per week) of his time on the affairs of Prima and the remaining time on the affairs of Q Management.


ITEM 6.      EXECUTIVE COMPENSATION.

Our sole officer and director, Peter Zachariou, does not receive any compensation for the services he renders to Prima, has not received compensation in the past, and is not accruing any compensation pursuant to any agreement with Prima. Mr. Zachariou, anticipates receiving benefits as a beneficial stockholder of Prima. See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS". Mr. Zachariou may receive a salary or other compensation for services that he provides to Prima in the future.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by Prima for the benefit of Prima's employees.

ITEM 7.      CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.


As of March 31, 2005, we owed approximately $403,620 in the aggregate to our stockholders, comprising $100.086 payable to Peter Zachariou and $303,534 payable to Fountainhead Investments, a company controlled by Peter Zachariou. At that date, we also owed $359,756 to Q Management, which is also controlled by Peter Zachariou. Fountainhead Investments is our largest shareholder and its sole stockholder, Peter Zachariou, is our sole director and officer. In this capacity, Mr. Zachariou has significant control over the governance of the company. We have a Management Services Agreement with Q Management under which they provide us with certain management services and certain back office functions.

The stockholder loans are evidenced by a series of promissory notes pursuant to which advances and repayments may be made on an ongoing basis and are secured by all of the assets of Prima. These notes are due July 31, 2006. The outstanding principal amount under these notes bears interest at a rate of 3%. The obligation evidenced by these promissory notes is secured by a lien on all assets of the Company. The advances from Q Management are open-book inter-company loans which have been booked as current liabilities which are payable on demand.


ITEM 8.      DESCRIPTION OF SECURITIES.


Our authorized capital stock consists of 1,000,000 shares of common stock, no par value of which there are 137,322 issued and outstanding as of March 31, 2005. Only one class of shares is authorized. The following statements relating to the capital stock set forth the material terms of these securities; however, reference is made to the more detailed provisions of, and these statements are qualified in their entirety by reference to, our Certificate of Incorporation and Bylaws, copies of which are filed as exhibits to this registration statement.


Common Stock

Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities and preferential payments, if any, to holders of preferred stock.

Holders of common stock have no preemptive rights to purchase our common stock. There are no conversion or redemption rights or sinking fund provisions with respect to our common stock.

Dividends

Dividends, if any, will be contingent upon our revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of our Board of Directors. We presently intend to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends for the foreseeable future.

Trading of Securities in Secondary Market

The National Securities Market Improvement Act of 1996 limited the authority of states to impose restrictions upon sales of securities made pursuant to Sections 4(1) and 4(3) of the Securities Act of companies which file reports under Sections 13 or 15(d) of the Exchange Act. Upon effectiveness of this registration statement, we will be required to, and will, file reports under
Section 13 of the Exchange Act. As a result, sales of our common stock in the secondary market by the holders common stock may then be made pursuant to
Section 4(1) of the Securities Act (sales other than by an issuer, underwriter or broker) without qualification under state securities acts.

Management will attempt to cause our common stock to trade on the OTC Bulletin Board or in the "pink sheets". Also, if and when our financial condition improves, management may desire that our common stock trade on one or more United States securities markets.

To have its securities quoted on the OTC Bulletin Board a company must:

      (i) be a company that reports its current financial information to the Securities and Exchange Commission, banking regulators or insurance regulators; and

      (ii) have at least one market maker who completes and files a Form 211 with NASD Regulation, Inc.

The OTC Bulletin Board is a dealer-driven quotation service. Unlike the NASDAQ Stock Market, companies cannot directly apply to be quoted on the OTC Bulletin Board, only market makers can initiate quotes, and quoted companies do not have to meet any quantitative financial requirements. Any equity security of a reporting company not listed on the NASDAQ Stock Market or on a national securities exchange is eligible.

Transfer Agent

Atlas Stock Transfer currently acts as our transfer agent and registrar.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Market Price

There is no trading market for our common stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to specified exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

      * that a broker or dealer approve a person's account for transactions in penny stocks; and

      * the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must

      * obtain financial information and investment experience and objectives of the person; and

      * make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market, which, in highlight form, specifies

      * the basis on which the broker or dealer made the suitability determination; and

      * that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions.

Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Options and Warrants

None of the shares of our common stock are subject to outstanding options or warrants. We have not issued any securities that are convertible into our common stock.

Status of Outstanding Common Stock


As of March 31, 2005, we had a total of 137,322 shares of our common stock outstanding. 103,218 of these shares are control shares that are beneficially owned by Peter Zachariou, our sole officer and director. These control shares may be transferred subject to the requirements of Rule 144, except for the holding period requirements of Rule 144(d), which would not be applicable. The remaining 34,104 shares are held by approximately 50 people. The 34,104 shares are currently eligible for resale under rule 144(k). We have not agreed to register any outstanding shares of our common stock under the Securities Act.


Holders

We have issued an aggregate of 137,322 shares of our common stock to approximately 50 people.

Dividends

We have not paid any dividends to date, and have no plans to do so in the immediate future.

ITEM 2.      LEGAL PROCEEDINGS.

Prima was a defendant in the matter of Albert Sweet v. Mikel J. Elliott et. al., Case no. 02U20467 in the Superior Court of California, County of Los Angeles. The Case was originally filed on January 30, 2003. Plaintiff's initial Complaint was for unlawful retainer and money damages relating to the lease for a studio located in Los Angeles, California. Prima had been the original lessee under the Lease which was assigned to a third party in 1996. Notwithstanding the assignment, Prima remained a party to the Lease, subject to an indemnity agreement on the part of the assignees. Thereafter, the assignees allegedly defaulted on the Lease and the landlord commenced this action to recover possession of the studio and damages for unpaid rent. In August 2004, the landlord's claims against the third party and Prima were fully settled in lieu of certain payments by the third party to the landlord, which were in fact made. Thereafter, the landlord's claims against Prima on account of the lease were released and on September 4, 2004 the landlord's case was dismissed with prejudice without any payment or further obligation on behalf of the Company.


Prima made no payments in connection with the settlement of the claim. All payments were made by the Company's assignees pursuant to the lease which was the subject of the action. Pursuant to an Asset Purchase Agreement between the Company and the assignees, the assignees had agreed to fully indemnify the Company for any liability exposure on account of the Lease. At this time, the settlement amount has been fully paid and the litigation has been dismissed with prejudice.


ITEM 3.      CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

None

ITEM 4.      RECENT SALES OF UNREGISTERED SECURITIES.


On May 27, 2004, the board of directors of Diva Florida declared a dividend to its sole stockholder, Diva Delaware, of all of the issued and outstanding shares of Prima, constituting 137,322 shares of Prima common stock, that were then held by Diva Florida. Thereafter, on the same date, Diva Delaware declared a dividend of ninety percent of the Prima stock, constituting 123,590 shares of Prima stock, held by it to the common stockholders of Diva Delaware on a pro rata basis and also declared a dividend of the remaining ten percent of the Prima stock, constituting 13,732 shares of Prima Stock, held by it to the preferred stockholders of Diva Delaware on a pro rata basis. All of the issued and outstanding stock of Prima is currently held by such shareholders. The dividends declared by Diva Delaware to its common and preferred stockholders was exempt from the registration requirements of the Securities Act based on Section 4(2) thereof and the principles espoused by the staff of the Securities and Exchange Commission in its Legal Bulletin No. 4 regarding spin offs.


ITEM 5.      INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Pursuant to Section 317 of the California Corporations Code, we may indemnify any person who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of the corporation to procure a judgment in its favor) by reason of the fact that he or she is or was our officer, director, employee or other agent, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with such proceeding, if he or she acted in good faith and in a manner such person reasonably believed to be in the best interests of our corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of such person was unlawful. In addition, we may indemnify, subject to certain exceptions, any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action by or in the right of our Company to procure a judgment in its favor by reason of the fact that such person is or was our officer, director, employee or other agent, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action if such person acted in good faith, in a manner such person believed to be including reasonably inquiry, as an ordinarily prudent person in a like position would use under similar circumstances, provided that court approval is obtained in the case of an adverse judgment or settlement. We must advance expenses incurred by an officer or director in defending any proceeding prior to final disposition upon receipt of an undertaking to repay, unless it shall be determined ultimately that the officer or director is entitled to indemnification.

The corporation may enter into agreements with any director, officer, employee or agent of the corporation providing for indemnification to the fullest extent permissible under the Law and the corporation's Articles of Incorporation.

Article V of our Articles of Incorporation authorizes the corporation to provide indemnification in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject to the limits on such excess indemnification set forth in Section 204 of the California Corporations Code.

The Securities and Exchange Commission has stated that in its opinion, agreements to indemnify corporate officers and directors against violations of federal securities laws are void because they are against public policy.

                                    PART F/S

FINANCIAL STATEMENTS.


Set forth below are the unaudited financial statements for Prima for the nine month period ended March 31, 2004 and the audited financial statements for Prima for the fiscal years ended June 30, 2004, 2003 and 2002. The following financial statements are attached to this report and filed as a part of this report.

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Prima Eastwest Model Management, Inc.


We have audited the accompanying balance sheets of Prima Eastwest Model Management, Inc. as of June 30, 2004, 2003 and 2002 and the related statements of operations and accumulated deficit, stockholders' deficiency and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and liquidation of liabilities in the ordinary course of business; however, currently such realization of assets and liquidation of liabilities are subject to significant uncertainties.


As shown in the accompanying financial statements, as of June 30, 2004 the Company's current liabilities exceeded its current assets by $505,313 and its total liabilities exceeded its total assets by $898,892. These factors, among others, indicate that the Company may be unable to continue existence. Without the Company being able to renegotiate its financing arrangements or to obtain additional financing or financial support, there is substantial doubt about whether the Company will be able to continue as a going concern. Management does believe, however, that future cash flows from operations will be sufficient to meet the Company's current obligations as they become due. If Prima is unable to continue as a going concern, it may be required to realize its assets and extinguish its liabilities in other than the normal course of business and at amounts different from those stated in the financial statements. The financial statements do not disclose this fact and do not include any adjustments relating to the recoverability and classification of recorded asset amounts or to the amounts and classification of liabilities that might be necessary should Prima not continue as a going concern. In our opinion, knowledge of the substantial doubt affecting Prima's ability to continue as a going concern is necessary for a proper understanding of the financial statements.

In our opinion, except for the effects on the financial statements of the matter referred to in the qualification paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Prima Eastwest Model Management, Inc. as of June 30, 2004, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Paritz & Company, P.A.
/s. Paritz & Company, P.A.
Hackensack, New Jersey
November 19, 2004

                      PRIMA EASTWEST MODEL MANAGEMENT, INC.

                                 BALANCE SHEETS
====================================================================================================

                                                                             JUNE 30,

                                                               2004            2003          2002
                                     ASSETS

CURRENT ASSETS:

  Cash and cash equivalents                                $        --    $        --    $     7,494

  Accounts receivable, net of allowance for bad debts of
   $32,000 in 2004, $32,000 in 2003 and $50,000 in 2002        149,106         89,267        137,186

  Prepaid expenses and other current assets                      6,481          6,481        113,889
                                                           -----------    -----------    -----------
     TOTAL CURRENT ASSETS                                      155,587         95,748        258,569

PROPERTY AND EQUIPMENT, NET OF

  ACCUMULATED DEPRECIATION AND AMORTIZATION                      6,540             --         29,921

SECURITY DEPOSITS                                                3,501          6,881          6,881
                                                           -----------    -----------    -----------

TOTAL ASSETS                                               $   165,628    $   102,629    $   295,371
                                                           ===========    ===========    ===========

                    LIABILITIES AND STOCKHOLDERS' DEFICIENCY

CURRENT LIABILITIES:

  Accounts payable - talents                               $   277,013    $   205,241    $   270,220

                   - other                                      37,007          7,436        186,515

  Accrued expenses                                               6,141          3,138             --

  Due to related party                                         340,739        412,886        312,246
                                                           -----------    -----------    -----------
     TOTAL CURRENT LIABILITIES                                 660,900        628,701        768,981
                                                           -----------    -----------    -----------

OTHER LIABILITIES:

  Due to officer                                               403,620        403,620        435,218
                                                           -----------    -----------    -----------
     TOTAL OTHER LIABILITIES                                   403,620        403,620        435,218
                                                           -----------    -----------    -----------

STOCKHOLDERS' DEFICIENCY:

  Common stock (no par value, 1,000,000 shares
    Authorized, 137,322 shares issued and outstanding        3,075,364      3,075,364      3,075,364

  Accumulated deficit                                       (3,974,256)    (4,005,056)    (3,984,192)
                                                           -----------    -----------    -----------
     TOTAL STOCKHOLDERS' DEFICIENCY                           (898,892)      (929,692)      (908,828)
                                                           -----------    -----------    -----------

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY             $   165,628    $   102,629    $   295,371
                                                           ===========    ===========    ===========


                        See notes to financial statements

                      PRIMA EASTWEST MODEL MANAGEMENT, INC.

                STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
==========================================================================================

                                                           YEAR ENDED JUNE 30,

                                                     2004           2003           2002

REVENUE:

  Management fees, net                           $   339,211    $   476,228    $   482,388
                                                 -----------    -----------    -----------

OPERATING EXPENSES:

  Selling, general and administrative expenses       304,575        464,033        623,078

  Depreciation and amortization                          834         29,921         42,000

  Interest expense                                     3,002          3,138          9,619
                                                 -----------    -----------    -----------

     TOTAL OPERATING EXPENSES                        308,411        497,092        674,697
                                                 -----------    -----------    -----------

NET INCOME (LOSS)                                     30,800        (20,864)      (192,309)

ACCUMULATED DEFICIT - BEGINNING OF YEAR           (4,005,056)    (3,984,192)    (3,791,883)
                                                 -----------    -----------    -----------

ACCUMULATED DEFICIT - END OF YEAR                $(3,974,256)   $(4,005,056))  $(3,984,192)
                                                 ===========    ===========    ===========


EARNINGS (LOSS) PER SHARE:


         Regular:                                $      0.22    ($     0.15)   ($     1.40)

         Diluted:                                $      0.22    $     (0.15)   ($     1.40)


                        See notes to financial statements

                      PRIMA EASTWEST MODEL MANAGEMENT, INC.

                      STATEMENT OF STOCKHOLDERS' DEFICIENCY
=========================================================================================

                                     COMMON STOCK           Accumulated
                                Shares         Amount         Deficit            Total
BALANCE - JULY 1, 2001          137,322     $ 3,075,364     $(3,791,883)     $  (716,519)


Net loss                             --              --        (192,309)        (192,309)
                            -----------     -----------     -----------      -----------

BALANCE - JUNE 30, 2002         137,322       3,075,364      (3,984,192)        (908,828)


Net loss                             --              --         (20,864)         (20,864)
                            -----------     -----------     -----------      -----------

BALANCE - JUNE 30, 2003         137,322       3,075,364      (4,005,056)        (929,692)


Net income                           --              --          30,800           30,800
                            -----------     -----------     -----------      -----------

BALANCE - JUNE 30, 2004         137,322     $ 3,075,364     $(3,974,256)     $  (898,892)
                            ===========     ===========     ===========      ===========


                        See notes to financial statements

                      PRIMA EASTWEST MODEL MANAGEMENT, INC.

                            STATEMENTS OF CASH FLOWS
=================================================================================================

                                                                  YEAR ENDED JUNE 30,

                                                            2004           2003           2002
OPERATING ACTIVITIES:
  Net income (loss)                                      $  30,800      $ (20,864)     $(192,309)
  Adjustments to reconcile net income (loss) to net
    cash provided by (used in) operating activities:
       Depreciation and amortization                           834         29,921         42,000
  Changes in operating assets and liabilities:
       Accounts receivable                                 (59,839)        47,919         (7,954)
       Prepaid expenses and other current assets                --        107,408        (57,858)
       Security deposits                                     3,380             --         (2,300)
       Accounts payable - talent                            71,774        (64,979)        61,165
                        - other                             29,571       (179,078)       (48,363)
       Accrued expenses                                      3,002          3,138             --
                                                         ---------      ---------      ---------
NET CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES                                        79,522        (76,535)      (205,619)
                                                         ---------      ---------      ---------

INVESTING ACTIVITIES:
  Acquisition of property and equipment                     (7,375)            --             --
                                                         ---------      ---------      ---------
NET CASH USED IN INVESTING ACTIVITIES                       (7,375)            --             --
                                                         ---------      ---------      ---------


FINANCING ACTIVITIES:
  Repayment of officer's loans                                  --        (31,599)        (8,981)
  Advances from related parties                            (72,147)       100,640        222,094
                                                         ---------      ---------      ---------
NET CASH PROVIDED BY (USED IN)
FINANCING ACTIVITIES                                       (72,147)        69,041        213,113
                                                         ---------      ---------      ---------

INCREASE (DECREASE) IN CASH AND
CASH EQUIVALENTS                                                --         (7,494)         7,494

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR                   --          7,494             --
                                                         ---------      ---------      ---------

CASH AND CASH EQUIVALENTS - END OF YEAR                  $      --      $      --      $   7,494
                                                         =========      =========      =========


                        See notes to financial statements

                      PRIMA EASTWEST MODEL MANAGEMENT, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                  JUNE 30, 2004
================================================================================

1.    BUSINESS DESCRIPTION

      Prima Eastwest Model Management, Inc. ("Prima" or "the Company") was incorporated under the laws of the State of California on March 22, 1989. In February 1996 Prima was acquired by Diva Entertainment, Inc., a Florida corporation ("Diva Florida") which was then a wholly-owned subsidiary of J.R. Consulting, Inc., a Nevada corporation. In April 1999 Diva Florida was acquired by Diva Entertainment, Inc., a Delaware Corporation ("Diva Delaware") and Diva Florida became a wholly-owned subsidiary of Diva Delaware. On May 27, 2004 Diva Florida declared a dividend to its sole stockholder, Diva Delaware, of all of the issued and outstanding shares of Prima that were then held by Diva Florida. Thereafter, on the same date, Diva Delaware declared a dividend of ninety percent of the Prima stock held by it to the common stockholders of Diva Delaware on a pro-rata basis, and also declared a dividend of the remaining ten percent of the Prima stock held by it to the preferred stockholders of Diva Delaware on a pro-rata basis.

      Successful operations are subject to certain risks and uncertainties including, among others, all the problems, expenses, delays and other risks inherent in developing and expanding the Company's client base, actual and potential competition by entities with greater financial resources, experience and market presence than the Company. Further risks and uncertainties relate to the ability of the Company to generate sufficient revenue and obtain financing and additional equity.

      Losses from operations over the past several years have adversely affected the Company's liquidity. The Company also plans to continue to expand its customer base and reduce operating expenses. Although there can be no assurance that these measures will be successful, the Company believes that future operations will provide sufficient liquidity to fund current operations.

2.    SIGNIFICANT ACCOUNTING POLICIES

      Revenue recognition


      Revenue is recognized at the time that the client is invoiced for the services rendered. There are no warranties, client acceptance policies, contract terms other than the invoice terms, and no post delivery obligations. Revenue is recorded based upon the percentage of the gross billings earned by the Company for its services based on invoices and not based on the gross amount of the invoice. It is only this percentage which actually represents the revenue to the Company.


      Cash and cash equivalents

      The Company considers all highly liquid debt investments with original maturities of three months or less when purchased to be cash equivalents. The carrying amounts approximate fair market value because of the short maturity.

      The Company maintains cash balances at various financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. The Company's accounts at these institutions may, at times, exceed the Federally insured limits. The Company has not experienced any losses in such accounts.

      Property and equipment

      Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment are computed on the straight-line and accelerated methods in amounts sufficient to relate the cost of the depreciable assets to operations over their estimated service lives, which range from five to seven years. The cost of leasehold improvements is amortized over the life of the lease or the estimated useful life of the improvements, whichever is less.

      Uses of estimates in the preparation of financial statements

      The preparation of financial statements in conformity with accounting principles generally accepted in the Untied States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during each reporting period. Actual results could differ from those estimates.

      The Company  estimates an allowance  for  doubtful  accounts  based on the credit-worthiness of its customers, as well as general economic conditions. Consequently, an adverse change in those conditions could affect the Company's estimate.

      Fair value of financial instruments

      The carrying amounts of cash, accounts receivable, accounts payable and current debt and due to officer amounts approximate fair value, principally because of the short-term maturity of these items. Due to officers included in other liabilities is a stated amount based on the face amount borrowed from the officer; it is not practical to estimate its fair market value because the amount is due with a related party and to determine its fair value would require incurring excessive costs.

      Impairment of long-lived assets


      The Company accounts for the impairment of long-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144 which required that long-lived assets and identifiable intangibles held and used by a company be reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.


      Stock based compensation

      The Company has adopted the disclosure-only provision of SFAS No. 123, "Accounting for Stock-Based Compensation", which permits the Company to account for stock option grants in accordance with APB Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees". Under APB25, compensation expense is recorded when the exercise price of the Company's employee stock option is less than the market price of the underlying stock at the date of grant. At June 30, 2004 there are no options issued and outstanding to employees.

      Deferred income taxes


      The Company accounts for deferred income taxes using SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"). The statement requires that deferred income taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their bases for financial reporting purposes. In addition, SFAS 109 requires the recognition of future tax benefits, such as net operating loss carryforward. A valuation allowance related to deferred tax assets is recognized when, in management's judgement, it is more likely than not that all, or a portion of such deferred assets, will not be realized.


      Comprehensive income

      The Company records comprehensive income in accordance with SFAS No. 130 ("SFAS 130"), "Reporting Comprehensive Income". SFAS 130 requires unrealized gains and losses on investments available for sale to be included in other comprehensive income. The components of comprehensive income and the effect on earnings for the year ended June 30, 2004 is detailed in the accompanying statement of stockholders' equity. The assets relating to the balance in other comprehensive income were sold during the year ended June 30, 2003.

      Earnings per share


      Basic earnings per share amounts have been computed using the weighted-average number of common and common equivalent shares outstanding during each year. Diluted earnings per share amounts have been computed using the weighted-average number of common and common equivalent shares and the dilutive potential common outstanding during each year. At June 30, 2004 there is no determinable market value of the common stock since it is not currently trading on any stock exchange.


3.    PROPERTY AND EQUIPMENT

      A summary of property and equipment is as follows:


                                                            JUNE 30,

                                                    2004       2003       2002


      Office equipment and fixtures               $ 84,180   $ 79,837   $ 79,837
      Leasehold improvements                        76,493     73,462     73,462
                                                  --------   --------   --------
                                                   160,673    153,299    152,399
      Accumulated depreciation and amortization    154,133    153,299    123,378
                                                  --------   --------   --------
                                                  $  6,540   $     --   $ 29,921
                                                  ========   ========   ========

      Depreciation and amortization expense for the years ended June 30, 2004, 2003 and 2002 was $834, $29,921 and $42,000, respectively.

4.    RELATED PARTY TRANSACTIONS

      Due to officer


      The amounts due to an officer of the Company represent loans made by our president (Peter Zachariou) and an entity controlled by our president (Fountainhead Investments, Inc.). As of March 31, 2005, we owed approximately $403,620 in the aggregate to our officers, comprising $100.086 payable to Peter Zachariou and $303,534 payable to Fountainhead Investments, Inc. These loans are evidenced by a series of promissory notes bearing interest at a rate of 3% per annum , are secured by all of the assets of the Company and have been booked as long-term liabilities. The notes were originally due July 3, 2004, but Q Management agreed to extend the maturity date of the loans until July 31, 2006.


      Due to related party


      The due to related party amounts are advances from Q Management, Inc. Such advances are open-book inter-company loans which have been booked as current liabilities which are payable on demand. No interest is recorded on these advances. At said date, we also owed $359,756 to Q Management, Inc., which is also controlled by Peter Zachariou


5.    DEFERRED INCOME TAXES


      Deferred income taxes reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws, and relate primarily to the net operating loss carryforward and the allowance for doubtful accounts and sales allowances. The Company has established a full valuation allowance against the deferred tax assets due to the uncertainty of the Company's ability to generate sufficient future taxable income to ensure the realization of the tax benefits relating primarily to the net operating loss carryforward.


      The following is a summary of items giving rise to deferred tax assets:


                                                   YEAR ENDED JUNE 30,

                                             2004         2003         2002


      Long-term:

        Net operating loss carryforward   $3,975,000   $4,005,000   $3,985,000

        Less valuation allowance           3,975,000    4,005,000    3,985,000
                                          ----------   ----------   ----------

      Net deferred tax asset              $       --   $       --   $       --
                                          ==========   ==========   ==========


      The Company has estimated net operating loss carryforward of approximately $3,975,000 available for Federal, state and local income tax purposes expiring in various years through 2018. The Company's ability to utilize these net operating loss carryforward to offset future taxable income is significantly limited due to changes in control as defined in Section 382 of the Internal Revenue Code.

6     COMMITMENTS AND CONTINGENCIES


      Rental commitments


      The Company leases its office through a one-year lease, the initial term of which expires on December 31, 2004. The lease also contains two one-year extensions at the option of the Company, which the Company intends to exercise..


      Future minimum rental commitments are as follows:


           Year ended

               June 30, 2005                            $14,600

               June 30, 2006                            $15,100


      Rental expense charged to operations for the years ended June 30, 2004, 2003 and 2002 aggregated approximately $42,754, $84,387 and $94,579, respectively.

      Contingency/litigation

      In December 1997 the Company entered into an agreement with an unrelated third party to sell certain of the Company's assets and liabilities related to a studio which the Company had previously utilized. Pursuant to this agreement, the Company assigned the lease for the studio to the buyer, although the Company remained principally liable on the lease. The future commitments under the lease at June 30, 2003 of approximately $600,000 were payable by the third party through October 2007. The Company was also liable for these commitments in case the buyer defaulted on such payments. In fact, the buyer did default and the landlord filed a lawsuit against both the buyer and the Company to recover unpaid past and future rent payments. Pursuant to the original agreement between the Company and the third party, the Company was indemnified by the third party against any liability exposure on account of the landlord's claims. In August 2004 the landlord's claims against the third party and the Company were fully settled in lieu of certain payments by the third party to the landlord, which were, in fact, made. Thereafter, the landlord's claims against the Company on account of the lease were released and on September 4, 2004 the landlord's case was dismissed without any payment of further obligation on behalf of the Company.

                      PRIMA EASTWEST MODEL MANAGEMENT, INC.

                                 BALANCE SHEETS


                                                                              March 31
                                                                                2005
                                                                             (unaudited)
                                                                            -------------
ASSETS

CURRENT ASSETS

         Cash and cash equivalents                                          $          --
         Accounts receivable, net of allowance for bad debts of $32,000           106,416
         Prepaid expenses and other current assets                                 15,060

TOTAL CURRENT ASSETS                                                              121,476

PROPERTY AND EQUIPMENT, NET OF
         ACCUMULATED DEPRECIATION AND AMORTIZATION                                  6,061

SECURITY DEPOSITS                                                                   3,501

TOTAL ASSETS                                                                $     131,038
                                                                            =============

LIABILITIES AND STOCKHOLDERS' DEFICIENCY

CURRENT LIABILITIES

         Accounts payable - talent                                          $     222,991
                          - other                                                   8,042
         Accrued expenses                                                           8,392
         Due to related party                                                     359,756

TOTAL CURRENT LIABILITIES                                                         599,181

OTHER LIABILITIES

         Due to officer                                                           403,620

TOTAL OTHER LIABILITIES                                                           403,620

STOCKHOLDERS' DEFICIENCY

         Common stock (no par value, 1,000,000 Shares authorized,
            137,322 Shares issued and outstanding)                              3,075,364
         Accumulated deficit                                                   (3,947,127)

TOTAL STOCKHOLDERS' DEFICIENCY                                                   (871,763)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY                              $     131,038
                                                                            =============


                        See notes to financial statements

                      PRIMA EASTWEST MODEL MANAGEMENT, INC.

                            STATEMENTS OF OPERATIONS

                                   (Unaudited)


                                                                 Three Months Ended               Nine Months Ended
                                                             March 31         March 31         March 31        March 31
                                                               2005             2004             2005            2004
                                                          ------------     ------------     ------------     ------------
REVENUE:

         Management fees, net                             $     77,898     $    107,982     $    254,302     $    248,785
                                                          ------------     ------------     ------------     ------------
OPERATING EXPENSES:

         Selling, general and administrative expenses           77,679           75,673          223,396          235,548
         Depreciation and amortization                             518              406            1,525              406
         Interest expense                                          751              751            2,252            2,252
                                                          ------------     ------------     ------------     ------------
                  TOTAL OPERATING EXPENSES                      73,948           76,830          227,173          238,206
                                                          ------------     ------------     ------------     ------------
NET INCOME (LOSS)                                         $      3,950     $     31,152     $     27,129     $     10,579
                                                          ============     ============     ============     ============
                                                          $       0.03     $       0.23     $       0.20     $       0.08
NET PROFIT PER SHARE -
         Basic and Diluted

WEIGHTED AVERAGE SHARES OUTSTANDING -                          137,322          137,222          137,222          137,222


                        See notes to financial statements

                      PRIMA EASTWEST MODEL MANAGEMENT, INC.

                             STATEMENT OF CASH FLOWS

                                                               Nine Months       Nine Months
                                                                 March 31          March 31
                                                                   2005              2004
                                                               (unaudited)       (unaudited)
                                                               ------------      ------------
OPERATING ACTIVITIES:
         Net income (loss)                                     $     27,129      $     10,579
         Adjustments to reconcile net income (loss) to net
         cash provided by (used in) operating activities:
              Depreciation                                            1,525               406
         Changes in operating assets and liabilities:
              Accounts receivable                                    42,990           (14,486)
              Prepaid expenses and other current assets              (8,599)                0
              Security deposits                                                         3,380
              Accounts payable - talent                             (54,022)           64,840
                               - other                              (28,965)            2,293
         Accrued expenses                                             2,251            (2,608)
                                                               ------------      ------------
NET CASH PROVIDED BY (USED) IN

OPERATING ACTIVITIES                                                (17,691)           64,404
                                                               ------------      ------------

INVESTING ACTIVITIES:                                                (1,023)           (6,868)
         Acquisition of property and equipment                           --                --
                                                               ------------      ------------
NET CASH USED IN INVESTING ACTIVITIES                                (1,023)           (6,868)
                                                               ------------      ------------
FINANCING ACTIVITIES
         Advances from officer's loans                                                  5,390
         Advances from related parties                               18,714           (62,925)
                                                               ------------      ------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                  18,714           (57,535)
                                                               ------------      ------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                         --                --
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR                            --                --
CASH AND CASH EQUIVALENTS - END OF YEAR                        $         --      $         --
                                                               ============      ============

                      PRIMA EASTWEST MODEL MANAGEMENT, INC.

                     NOTES TO UNAUDITED FINANCIAL STATEMENTS

                                 MARCH 31, 2005

1.    BUSINESS DESCRIPTION

      Prima Eastwest Model Management, Inc. ("Prima" or "the Company") was incorporated under the laws of the State of California on March 22, 1989. In February 1996 Prima was acquired by Diva Entertainment, Inc., a Florida corporation ("Diva Florida") which was then a wholly-owned subsidiary of J.R. Consulting, Inc., a Nevada corporation. In April 1999 Diva Florida was acquired by Diva Entertainment, Inc., a Delaware Corporation ("Diva Delaware") and Diva Florida became a wholly-owned subsidiary of Diva Delaware. On May 27, 2004 Diva Florida declared a dividend to its sole stockholder, Diva Delaware, of all of the issued and outstanding shares of Prima that were then held by Diva Florida. Thereafter, on the same date, Diva Delaware declared a dividend of ninety percent of the Prima stock held by it to the common stockholders of Diva Delaware on a pro-rata basis, and also declared a dividend of the remaining ten percent of the Prima stock held by it to the preferred stockholders of Diva Delaware on a pro-rata basis.

      Successful operations are subject to certain risks and uncertainties including, among others, all the problems, expenses, delays and other risks inherent in developing and expanding the Company's client base, actual and potential competition by entities with greater financial resources, experience and market presence than the Company. Further risks and uncertainties relate to the ability of the Company to generate sufficient revenue and obtain financing and additional equity.

      Losses from operations over the past several years have adversely affected the Company's liquidity. The Company also plans to continue to expand its customer base and reduce operating expenses. Although there can be no assurance that these measures will be successful, the Company believes that future operations will provide sufficient liquidity to fund current operations.

2.    BASIS OF PRESENTATION

      The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial statements pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, certain information and footnote disclosures required for annual financial statements have been condensed or omitted. The Company's management believes that all adjustments necessary to present fairly the Company's financial position as of March 31, 2005 and the results of operations and cash flows for the three and nine month periods ended March 31, 2005 and 2004 have been included that the disclosures are adequate to make the information presented not misleading.

3.    USES OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during each reporting period. Actual results could differ from those estimates.

      The Company estimates an allowance for doubtful accounts based on the credit-worthiness of its customers, as well as general economic conditions. Consequently, an adverse change in those conditions could affect the Company's estimate.

4.    RELATED PARTY TRANSACTIONS

      DUE TO OFFICER

      The amounts due to an officer of the Company represent advances made by the officer. The advances are secured by a lien on all assets of the Company and are evidenced by a series of promissory notes which bear interest at 3% per annum. The loans are due July 3, 2005.

      DUE TO RELATED PARTY

      The amounts due to a related party represent net advances made to the Company. The advances are secured by a lien on all assets of the Company and are evidenced by a series of promissory notes. The loans are due July 3, 2005.

5.    GOING CONCERN

      As shown in the accompanying financial statements, as of March 31, 2005, the Company's current liabilities exceeded its current assets by $477,705 and its total liabilities exceeded its total assets by $871,763. These factors, among others, indicate that the Company may be unable to continue existence as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amount or the amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS.

Exhibit
Number                    Description

2.1              Articles of Incorporation [incorporated by reference to Exhibit
                 2.1 of the initial filing of this Registration Statement on Form 10-SB, filed on March 1, 2005]

2.2 Bylaws [incorporated by reference to Exhibit 2.2 of the initial filing of this Registration Statement on Form 10-SB, filed on March 1, 2005]

3.1 Promissory Note, dated March 31, 2005, by Prima in favor of Fountainhead Investments, Inc.

3.2              Promissory Note, dated March 31, 2005, by Prima in favor of
                 Peter Zachariou

6.1 Management Services Agreement, dated May 2, 2005, between the Company and Q Management, Inc.

6.2              Form of Agreement with Talent

14 Code of Ethics [incorporated by reference to Exhibit 14 of the initial filing of this Registration Statement on Form 10-SB, filed on March 1, 2005]

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       PRIMA EASTWEST MODEL MANAGEMENT, INC.

                                       By: /s/ Peter Zachariou
                                           -------------------------------------
                                           Peter Zachariou
                                           Chief Executive Officer


June 10, 2005

Exhibit
Number                    Description

3.1 Promissory Note, dated March 31, 2005, by Prima in favor of Fountainhead Investments, Inc.

3.2              Promissory Note, dated March 1, 2005, by Prima in favor of
                 Peter Zachariou

6.1 Management Services Agreement, dated May 2, 2005, between the Company and Q Management, Inc.

6.2              Form of Agreement with Talent